Public

[redacted]

11022343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2010 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elara Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Madison Avenue, Suite 220
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominick DelDuca, CFO/FINOP (212)430-5870
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

3040 Route 22 West, Suite 110 (Address) Somerville (City) NJ (State) 08876 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 26 2011
16 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick DelDuca, CFO/FINOP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elara Securities, Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

DIANE PEDROSA SCIACCA
Notary Public, State of New York
No. 01PE5040491
Qualified in Westchester County
Commission Expires 31/3/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elara Securities Inc
Table of Contents
March 31, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Stockholder,
Elara Securities, Inc

We have audited the accompanying statement of financial condition of Elara Securities, Inc. (the "Company" and wholly owned subsidiary of Elara Capital, Inc.) as of March 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Elara Securities, Inc. as of March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC.

May 13, 2011

Elara Securities, Inc.
Statement of Financial Condition
March 31, 2011

Assets

Cash and cash equivalents	$ 255,252
Restricted cash	60,000
Due from related party	51,024
Furniture and equipment, net	76,406
Deferred taxes	33,544
Prepaid expenses and other assets	59,818
	$ 536,044

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 140,275
Stockholder's Equity	
Common Stock- 1,000 shares authorized, issued and outstanding at $.01 par value	10
Additional paid-in-capital	466,827
Retained earnings (deficit)	(71,068)
Total stockholder's equity	395,769
	$ 536,044

The Notes to Financial Statements are an integral part of this statement.

1. Organization and Summary of Significant Accounting Policies

Nature of Business
Elara Securities, Inc. (the "Company") is a Corporation formed under the laws of the State of New York on June 3, 2009. The Company completed its registration and became a broker-dealer with the Financial Industry Regulation Authority (FINRA) on June 22, 2010. The Company is engaged in the business of providing broker-dealer services to individuals and institutions including sales of securities and mutual funds and private placements. The Company is a wholly owned subsidiary of Elara Capital, Inc.

Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short period to maturity of the instruments.

Restricted Cash
Restricted cash represents a certificate of deposit which has been pledged to a bank in consideration of the extension of credit available on a credit card issued by the same bank. The bank has a security interest in the value of the certificate. The certificate is a one year renewing certificate and earns interest at 0.1%. In accordance with the pledge agreement, the Company must maintain the full amount of the certificate until the agreement is terminated.

Property and Equipment
Property and Equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method based on the estimated useful life of the assets, as follows:

Classification	
Office equipments	4 years
Furniture and fixtures	4 years

Fair Value of Assets and Liabilities
The Company assets, including cash and cash equivalents, due from related party, and prepaid expenses and other assets are carried at contracted values, which approximate fair value. Similarly, accounts payable and accrued expenses are carried at contracted values which, approximate fair value.

Income Taxes
The Company is a wholly owned subsidiary, and therefore, the profits and losses of the Company are consolidated with those of its parent and reported in the tax returns required to be filed in the U.S. federal jurisdiction and various states. The Company has no open years prior to March 31, 2010. The Company has no uncertain tax position at March 31, 2011, and there were no tax related penalties or interest for the year then ended

The Company provides for income taxes on all transactions in accordance with the accounting standard related to income taxes. Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. The Company may assess various sources of evidence in the conclusions as the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized.

Revenue Recognition
Managed accounts and other fee-based revenues primarily consist of brokerage, asset-priced portfolio service fees earned from the administration of separately managed accounts and other investment accounts for retail investors, annual account fees, and certain other account-related fees.

Commission revenues include commissions, mutual fund distribution fees and contingent deferred sales charge revenue, which are all accrued as earned. Commission's revenues also include mutual fund redemption fees, which are recognized at the time of redemption. Commission's revenues earned from certain customer equity transactions are recorded net of related brokerage, clearing and exchange fees.

Investment banking revenues include underwriting revenues and fees for merger and acquisition advisory services, which are accrued when services for the transactions are substantially completed. Underwriting revenues are presented net of transaction-related expenses. Transaction-related expenses, primarily legal, travel and other costs directly associated with the transaction, are deferred and not recognized in the same period as the related revenue from the investment banking transaction to match revenue recognition.

Other revenues include gains/(losses) on investment securities, including sales other-than-temporary-impairment losses associated with certain available-for-sale securities, gains/(losses) on private equity investments and gains/(losses) on loans and other miscellaneous items.

2. Related Party Transactions

The Company is a wholly owned subsidiary of Elara Capital, Inc., which is a wholly owned subsidiary of Elara Capital, Plc- a Corporation established under the laws of the United Kingdom. Both Elara Capital, Inc. and Elara Capital, Plc are considered related parties of the Company.

During the year ended March 31, 2011, the Company paid $8,000 to Elara Capital, Plc for an advance provided in the prior year. Additionally, Elara Capital, Plc paid $551,900 to the Company for its 50% share of investment banking transactions that were referred by the Company but processed through Elara Capital, Plc.

The Company has entered into an agreement with its parent whereby the parent committed to funding all overhead and operational expenses for the Company, as needed. Such expenses amounted to $92,041 for the year ended March 31, 2011 and $74,796 for 2010. The total of $166,837 is included in the contributions of capital in the statement of changes in stockholder's equity.

Additionally, certain costs were incurred by the Company on behalf of the parent. Such costs include payroll and related benefits and are allocated to the parent. The total of such costs for the year ended March 31, 2011 was $51,024 and are included in the amount due from related party in the statement of financial condition.

3. Property and Equipment

Property and equipment consists of the following at March 31, 2011:

Office equipment	$ 61,009
Furniture and fixtures	17,697
	78,706
Less: accumulated depreciation	(2,300)
Furniture and equipment - net	$ 76,406

Depreciation expense charged to operations amounted to $2,300 for the year ended March 31, 2011.

4. Income Taxes

The provision for income taxes consists of the following:

Current	$ 25
Deferred	4,386
	$ 4,411

The Company's provision for income taxes differs from applying the statutory US federal income tax rate to income before taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

The Company's total deferred tax assets and liabilities at March 31, 2011 are as follows:

Total deferred tax assets	$ 33,544
Valuation allowance	--
Net deferred tax assets	33,544
Net deferred tax liabilities	--
Net deferred income tax	$ 33,544

5. Commitments

Elara Capital, Plc entered into a lease agreement for office space in New York. While the Company will be responsible for paying the rent, Elara Capital, Plc is the entity legally responsible for the lease obligations. The lease commenced on December 1, 2010 and is scheduled to expire on November 30, 2013. Elara Capital, Plc is contingently liable for a $57,620 letter of credit issued in favor of the landlord in lieu of a security deposit. The Company has deposited $57,620 into a certificate of deposit as collateral for the letter of credit, and the deposit is included in other assets in the statement of financial condition.

Minimum future rentals to be paid on this lease as of March 31, 2011 are follows:

Year Ending March 31:

2012	$ 185,925
2013	185,925
2014	123,950
Total future minimum rentals	$ 495,800

Rent expense for the year ended March 31, 2011 was $65,670.

6. Concentration of Credit and Other Risks

Financial instruments that are potentially subject to credit risk include cash and cash equivalents. The Federal Deposit Insurance Corporation insures the Company's bank accounts up to a maximum of $250,000 in each bank for interest bearing accounts, and noninterest bearing accounts are fully insured.

The processing of the Company's investment banking transactions was completed by Elara Capital, Plc in the United Kingdom. Such activity conducted in a foreign country subjects the Company to unpredictable changes or disruptions due to economic, political or legal issues.

Additionally, for the year ended March 31, 2011, approximately 38% of the Company's revenue was derived from one customer.

7. Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined in such provisions. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2011, the Company had net capital and net capital requirements of $114,785 and $100,000, respectively. The Company's net capital ratio was 1.22 to 1.

8. Special Account for the Exclusive Benefit of Customers

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers' since it meets the requirements of Rule 15c3-3(k)(2)(i), which, among other provisions, requires the Company to clear all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and to promptly transmit all customer funds and securities to the dealing broker or dealer which carries all of the accounts for such customers.

9. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. Subsequent Events

The Company has evaluated subsequent events through the date of financial statement issuance. Based on the evaluation, the Company has determined that no subsequent events have occurred which require disclosure in these financial statements.

Supplementary Information

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

3040 Route 22 West, Suite 110
Somerville, New Jersey 08876 USA
908 526 6363 . fax 908 526 9944
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Report on Internal Control Required by SEC Rule 17a-5(g) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Shareholders
Elara Securities, Inc.

In planning and performing our audit of the financial statements of Elara Securities, Inc. (the "Company") as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilhelm Smith & Brown, P.C.

May 13, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

ELARA SECURITIES, INC.

Statement of Financial Condition

March 31, 2011

With Independent Auditors' Report

ELARA SECURITIES, INC.

Statement of Financial Condition

March 31, 2011

With Independent Auditors' Report